                                               FILED PURSUANT TO RULE 424(b)(3)
                                               REGISTRATION NO. NO. 333-105669



PROSPECTUS

                              iSTAR FINANCIAL INC.

                                3,300,000 SHARES
                                       OF
               9.5% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

                                   ----------

     This prospectus relates to the offer and sale of up to 3,300,000 shares of our Series A Cumulative Redeemable Preferred Stock, referred to herein as the Series A Preferred Stock. These securities may be offered and sold from time to time by the securityholders named in this prospectus or their successors in interest. See "Participating Securityholders." iStar Financial Inc. will not receive any of the proceeds from the sale of the securities.

     The participating securityholders may sell the shares in public or private transactions directly or through agents or broker-dealers acting as principal or agent, or, in certain cases, in a distribution by underwriters.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     An investment in these securities entails certain material risks and uncertainties that should be considered. See "RISK FACTORS" on page 2 of this prospectus.

                   The date of this prospectus is June 4, 2003

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                                TABLE OF CONTENTS

                                                                                                  PAGE
FORWARD-LOOKING STATEMENTS..........................................................................1

iSTAR FINANCIAL INC.................................................................................2

RISK FACTORS........................................................................................2

RATIO OF EARNINGS TO FIXED CHARGES..................................................................9

SELECTED FINANCIAL DATA.............................................................................9

USE OF PROCEEDS.....................................................................................9

PARTICIPATING SECURITYHOLDERS.......................................................................9

CERTAIN RELATIONSHIPS BETWEEN THE COMPANY AND THE PARTICIPATING SECURITYHOLDERS....................10

DESCRIPTION OF THE SERIES A PREFERRED STOCK........................................................11

MATERIAL FEDERAL INCOME TAX CONSEQUENCES...........................................................15

PLAN OF DISTRIBUTION...............................................................................27

LEGAL MATTERS......................................................................................29

EXPERTS............................................................................................29

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE....................................................29

INFORMATION WE FILE................................................................................30

                           FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus and the documents we incorporate by reference that are considered "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as "will," "anticipates," "believes," "estimates," "expects," "projects," "plans," "intends," "should" or similar expressions. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions. These forward-looking statements reflect our current views about our plans, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. We have listed below and have discussed elsewhere in this prospectus some important risks, uncertainties and contingencies which could cause our actual results, performances or achievements to be materially different from the forward-looking statements we make in this prospectus. These risks, uncertainties and contingencies include, but are not limited to, the following:

     1. The success or failure of our efforts to implement our current business strategy.

     2. Economic conditions generally and in the commercial finance and real estate markets specifically.

     3. The performance and financial condition of borrowers and corporate customers.

     4. The actions of our competitors and our ability to respond to those actions.

     5. The cost of our capital, which depends in part on our asset quality, the nature of our relationships with our lenders and other capital providers, our business prospects and outlook, and general market conditions.

     6.   Changes in governmental regulations, tax rates and similar matters.

     7. Legislative and regulatory changes (including changes to laws governing the taxation of REITs).

     8. Other factors discussed under the heading "Risk Factors" or which may be discussed in a prospectus supplement.

     We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the SEC, and you should not place undue reliance on those statements.

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                              iSTAR FINANCIAL INC.

     We are the largest publicly traded finance company focused exclusively on the commercial real estate industry. We provide custom-tailored financing to high-end private and corporate owners of real estate nationwide, including senior and junior mortgage debt, senior, mezzanine and subordinated corporate capital, and corporate net lease financing. Our objective is to generate consistent and attractive returns on our invested capital by providing innovative and value-added financing solutions to our customers. We are taxed as a real estate investment trust.

     Our principal executive offices are located at 1114 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 930-9400. Our website is istarfinancial.com. Information on our website is not considered part of this prospectus. Our six primary regional offices are located in Atlanta, Boston, Dallas, Denver, Hartford and San Francisco. iStar Asset Services, our loan servicing subsidiary, is located in Hartford, and iStar Real Estate Services, our corporate facilities management division, is headquartered in Atlanta.

                                  RISK FACTORS

     THIS SECTION DESCRIBES MATERIAL RISKS OF PURCHASING OUR EQUITY SECURITIES, INCLUDING OUR SERIES A PREFERRED STOCK. YOU SHOULD CAREFULLY CONSIDER THESE RISKS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE, BEFORE PURCHASING ANY OF THE SECURITIES OFFERED HEREBY. IN CONNECTION WITH THE FORWARD- LOOKING STATEMENTS THAT APPEAR IN THIS PROSPECTUS, YOU SHOULD CAREFULLY REVIEW THE FACTORS DISCUSSED BELOW AND THE CAUTIONARY STATEMENTS REFERRED TO IN "FORWARD-LOOKING STATEMENTS."

WE ARE SUBJECT TO RISKS RELATING TO OUR LENDING BUSINESS.

WE MAY SUFFER A LOSS IF A BORROWER DEFAULTS ON A NON-RECOURSE LOAN OR ON A LOAN THAT IS NOT SECURED BY UNDERLYING REAL ESTATE.

     In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the real estate asset securing the loan. For this purpose, we consider loans made to special purpose entities formed solely for the purpose of holding and financing particular assets to be non-recourse loans. If the underlying asset value is below the loan amount, we will suffer a loss. Conversely, we sometimes make loan investments that are unsecured or are secured by equity interests in the borrowing entities. These loans are subject to the risk that other lenders may be directly secured by the real estate assets of the borrower. In the event of a default, those secured lenders would have priority over us with respect to the proceeds of a sale of the underlying real estate.

     In the cases described above, we may lack control over the underlying asset securing our loan or the underlying assets of the borrower prior to a default, and, as a result, their value may be reduced by acts or omissions by owners or managers of the assets. As of March 31, 2003, 79.7% of our loans are non-recourse, based upon the gross carrying value of our loan assets, and 9.3% of our total investments, based on gross carrying value, consist of loans that are unsecured or secured by equity interests in the borrowing entity.

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WE MAY SUFFER A LOSS IN THE EVENT OF A DEFAULT OR BANKRUPTCY OF A BORROWER,
PARTICULARLY IN CASES WHERE THE BORROWER HAS INCURRED DEBT THAT IS SENIOR TO OUR LOAN.

     If a borrower defaults on our loan but does not have sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event of a borrower bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy our loan. In addition, certain of our loans are subordinate to other debt of the borrower. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt. Where debt senior to our loans exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill" periods) and control decisions made in bankruptcy proceedings relating to borrowers. Bankruptcy and borrower litigation can significantly increase the time needed for us to acquire underlying collateral in the event of a default, during which time the collateral may decline in value. In addition, there are significant costs and delays associated with the foreclosure process.

WE ARE SUBJECT TO THE RISK THAT PROVISIONS OF OUR LOAN AGREEMENTS MAY BE UNENFORCEABLE.

     Our rights and obligations with respect to our loans are governed by written loan agreements and related documentation. It is possible that a court could determine that one or more provisions of a loan agreement are unenforceable, such as a loan prepayment provision or the provisions governing our security interest in the underlying collateral. If this were to happen with respect to a material asset or group of assets, we could be adversely affected.

WE ARE SUBJECT TO THE RISKS ASSOCIATED WITH LOAN PARTICIPATIONS, SUCH AS LESS THAN FULL CONTROL RIGHTS.

     Some of our assets are participating interests in loans in which we share the rights, obligations and benefits of the loan with other participating lenders. We may need the consent of these parties to exercise our rights under such loans, including rights with respect to amendment of loan documentation, enforcement proceedings in the event of a default and the institution of, and control over, foreclosure proceedings. Similarly, a majority of the participants may be able to take actions to which we object but to which we will be bound if our participation interest represents a minority interest. We may be adversely affected by this lack of full control.

WE ARE SUBJECT TO RISKS RELATING TO OUR CORPORATE TENANT LEASE BUSINESS.

LEASE EXPIRATIONS, LEASE DEFAULTS AND LEASE TERMINATIONS MAY ADVERSELY AFFECT OUR REVENUE.

     Lease expirations, lease defaults and lease terminations may result in reduced revenues if the lease payments received from replacement corporate tenants are less than the lease payments received from the expiring, defaulting or terminating corporate tenants. In addition, lease defaults by one or more significant corporate tenants, lease terminations by corporate tenants following events of casualty or takings by eminent domain, or the failure of corporate tenants under expiring leases to elect to renew their leases, could cause us to experience long periods with no revenue from a facility and to incur substantial capital expenditures in order to obtain replacement corporate tenants.

     As of March 31, 2003, 12.7% of our annualized total revenues for the quarter ended March 31, 2003 were derived from our five largest corporate tenant customers. As of March 31, 2003, the percentage of our revenues (based on total revenues for the quarter ended March 31, 2003, annualized) that are subject to expiring leases during each year from 2003 through 2006 is as follows:

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
                 2003...................................     2.2%
                 2004...................................     3.5%
                 2005...................................     2.1%
                 2006...................................     5.1%

WE MAY NEED TO MAKE SIGNIFICANT CAPITAL IMPROVEMENTS TO OUR CORPORATE FACILITIES IN ORDER TO REMAIN COMPETITIVE.

     Our corporate facilities may face competition from newer, more updated facilities. In order to remain competitive, we may need to make significant capital improvements to our existing corporate facilities. In addition, in the event we need to re-lease a corporate facility, we may need to make significant tenant improvements, including conversions of single tenant buildings to multi-tenant buildings. The costs of these improvements could adversely affect our financial performance.

OUR OWNERSHIP INTERESTS IN CORPORATE FACILITIES ARE ILLIQUID, HINDERING OUR ABILITY TO MITIGATE A LOSS.

     Since our ownership interests in corporate facilities are illiquid, we may lack the necessary flexibility to vary our investment strategy promptly to respond to changes in market conditions. In addition, if we have to foreclose on an asset or if we desire to sell it in an effort to recover or mitigate a loss, we may be unable to do so at all, or only at a discount.

WE ARE SUBJECT TO RISKS RELATING TO OUR ASSET CONCENTRATION.

     As of March 31, 2003, the average size of our lending and leasing investments was $27.8 million. No single investment represented more than 3.6% of our total revenues for the fiscal quarter ended March 31, 2003. While our asset base is diversified by product line, asset type, obligor, property type and geographic location, it is possible that if we suffer losses on a portion of our larger assets, our financial performance could be adversely impacted.

BECAUSE WE MUST DISTRIBUTE A PORTION OF OUR INCOME, WE WILL CONTINUE TO NEED ADDITIONAL DEBT AND/OR EQUITY CAPITAL TO GROW.

     We must distribute at least 90% of our taxable net income to our stockholders to maintain our REIT status. As a result, those earnings will not be available to fund investment activities. We have historically funded our investments by borrowing from financial institutions and raising capital in the public and private capital markets. We expect to continue to fund our investments this way. If we fail to obtain funds from these sources, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock. Our taxable net income has historically been lower than the cash flow generated by our business activities, primarily because our taxable net income is reduced by non-cash expenses, such as depreciation and amortization. As a result, our dividend payout ratio as a percentage of free cash flow has generally been lower than our payout ratio as a percentage of taxable net income. Our common stock dividends for the year ended December 31, 2002 represented approximately 74.1% of our cash flows provided by operating activities less preferred dividends for 2002.

OUR GROWTH IS DEPENDENT ON LEVERAGE, WHICH MAY CREATE OTHER RISKS.

     Our success is dependent, in part, upon our ability to grow our assets through the use of leverage. We currently intend to leverage iStar Financial primarily through secured and unsecured borrowings. Our ability to obtain the leverage necessary for execution of our business plan will ultimately depend upon our ability to maintain interest coverage ratios meeting market underwriting standards that will vary according to lenders' assessments of our creditworthiness and the terms of the borrowings. As of March 31, 2003,

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our debt-to-book equity ratio was 1.7x and our total debt obligations outstanding were approximately $3.66 billion. Our charter does not limit the amount of indebtedness which we may incur. While our publicly-announced policy is not to exceed a debt-to-book equity ratio of 2.0x, our Board of Directors has overall responsibility for our financing strategy, and they may change our strategy without stockholder approval. If our Board of Directors decided to increase our leverage, it could lead to reduced or negative cash flow and reduced liquidity.

     The percentage of leverage used will vary depending on our estimate of the stability of iStar Financial's cash flow. To the extent that changes in market conditions cause the cost of such financing to increase relative to the income that can be derived from the assets originated, we may reduce the amount of our leverage.

     Leverage creates an opportunity for increased net income, but at the same time creates risks. For example, leveraging magnifies changes in our net worth. We will incur leverage only when there is an expectation that it will enhance returns, although there can be no assurance that our use of leverage will prove to be beneficial. Moreover, there can be no assurance that we will be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets or a financial loss if we are required to liquidate assets at a commercially inopportune time.

     We and our subsidiaries are parties to agreements and debt instruments that restrict future indebtedness and the payment of dividends, including indirect restrictions (through, for example, covenants requiring the maintenance of specified levels of net worth and earnings to debt service ratios) and direct restrictions. As a result, in the event of a deterioration in our financial condition, these agreements or debt instruments could restrict our ability to pay dividends. Moreover, if we fail to pay dividends as required by the Internal Revenue Code, whether as a result of restrictive covenants in our debt instruments or otherwise, we may lose our status as a REIT. For more information regarding the consequences of loss of REIT status, please read the risk factor entitled "We May Be Subject to Adverse Consequences if We Fail to Qualify as a Real Estate Investment Trust."

WE UTILIZE INTEREST RATE HEDGING ARRANGEMENTS WHICH MAY ADVERSELY AFFECT OUR BORROWING COST AND EXPOSE US TO OTHER RISKS.

     We have variable rate lending assets and variable rate debt obligations. These assets and liabilities create a natural hedge against changes in variable interest rates. This means that as interest rates increase, we earn more on our variable rate lending assets and pay more on our variable rate debt obligations and, conversely, as interest rates decrease, we earn less on our variable rate lending assets and pay less on our variable rate debt obligations. When our variable rate debt obligations exceed our variable rate lending assets, we utilize derivative instruments to limit the impact of changing interest rates on our net income. We do not use derivative instruments to hedge assets or for speculative purposes. The derivatives instruments we use are typically in the form of interest rate swaps and interest rate caps. Interest rate swaps effectively change variable rate debt obligations to fixed rate debt obligations. Interest rate caps effectively limit the maximum interest rate on variable rate debt obligations.

     The primary risks from our use of derivative instruments is the risk that a counterparty to a hedging arrangement could default on its obligation and the risk that we may have to pay certain costs, such as transaction fees or breakage costs, if a hedging arrangement is terminated by us. As a matter of policy, we enter into hedging arrangements with counterparties that are large, creditworthy financial institutions typically rated at least "A/A2" by Standard & Poor's and Moody's Investors Service, respectively. Our hedging strategy is monitored by our Audit Committee on behalf of our Board of Directors and may be changed by the Board of Directors without stockholder approval.

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     Developing an effective strategy for dealing with movements in interest rates is complex and no strategy can completely insulate us from risks associated with such fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition.

WE FACE A RISK OF LIABILITY UNDER ENVIRONMENTAL LAWS.

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. Those laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of those substances may be substantial. The owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners of real properties for personal injuries associated with asbestos-containing materials. Absent succeeding to ownership or control of real property, a secured lender is not likely to be subject to any of these forms of environmental liability.

CERTAIN PROVISIONS IN OUR CHARTER MAY INHIBIT A CHANGE IN CONTROL.

     Generally, to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. The Internal Revenue Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under our charter, no person may own more than 9.8% of the outstanding shares of stock, with some exceptions. The restrictions on transferability and ownership may delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of the securityholders.

     Our Board of Directors is divided into two classes. Directors of each class are chosen for two-year staggered terms. Staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control, even though a tender offer or change in control might be in the best interest of our securityholders. Our charter authorizes our Board of Directors:

     1. To cause us to issue additional authorized but unissued shares of common or preferred stock.

     2. To classify or reclassify, in one or more series, any of our unissued preferred shares.

     3. To set the preferences, rights and other terms of any classified or reclassified securities that we issue.

ADVERSE CHANGES IN GENERAL ECONOMIC CONDITIONS CAN ADVERSELY AFFECT OUR
BUSINESS.

     Our success is dependent upon the general economic conditions in the geographic areas in which a substantial number of our investments are located. Adverse changes in national economic conditions or in the economic conditions of the regions in which we conduct substantial business likely would have an adverse effect on real estate values and, accordingly, our business.

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WE MAY BE SUBJECT TO ADVERSE CONSEQUENCES IF WE FAIL TO QUALIFY AS A REAL ESTATE
INVESTMENT TRUST.

     We intend to operate so as to qualify as a real estate investment trust for federal income tax purposes. We have received an unqualified opinion of our legal counsel, Clifford Chance US LLP, that, based on the assumptions and representations described in "Material Federal Income Tax Consequences," our existing legal organization and our actual and proposed method of operation, enable us to satisfy the requirements for qualification as a real estate investment trust under the Internal Revenue Code in the ordinary course of our actual and proposed operations. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service or any court. The real estate investment trust qualification opinion only represents the view of our counsel based on their review and analysis of existing law, which includes no controlling precedents. Furthermore, both the validity of the opinion and our qualification as a real estate investment trust will depend on our continuing ability to meet various requirements concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. See "Material Federal Income Tax Consequences--Taxation of iStar Financial--General."

     If we were to fail to qualify as a real estate investment trust for any taxable year, we would not be allowed a deduction for distributions to our stockholders in computing our taxable income and would be subject to federal income tax, including any applicable minimum tax, on our taxable income at regular corporate rates. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from treatment as a real estate investment trust for the four subsequent taxable years following the year during which qualification was lost. As a result, cash available for distribution would be reduced for each of the years involved. Furthermore, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors to revoke the real estate investment trust election. See "Material Federal Income Tax Consequences."

     Even if we qualify as a real estate investment trust for federal income tax purposes, we may be subject to certain state and local taxes on our income and property, and may be subject to certain federal taxes. See "Material Federal Income Tax Consequences--Taxation of iStar Financial--General."

TAX-EXEMPT STOCKHOLDERS MAY BE SUBJECT TO TAXATION.

     The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). In general, subject to the discussion below regarding a "pension-held REIT" and subject to the following sentence, based upon such ruling and the statutory framework of the Internal Revenue Code, distributions to a stockholder of a real estate investment trust that is a tax-exempt entity should not constitute UBTI, provided that:

     1. The tax-exempt entity has not financed the acquisition of its shares of common stock with "acquisition indebtedness" within the meaning of the Internal Revenue Code.

     2. The shares of common stock are not otherwise used in an unrelated trade or business of the tax-exempt entity.

     3. The real estate investment trust does not hold a residual interest in a real estate mortgage investment conduit ("REMIC") within the meaning of Section 860D of the Internal Revenue Code.

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     Although we do not intend to invest a material amount of assets in REMICS, certain taxable income produced by REMIC residual interests may cause our stockholders to suffer certain adverse tax consequences. See "Material Federal Income Tax Consequences."

     If any pension or other retirement trust that qualifies under Section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a pension-held REIT at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT: (1) that would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of securities of the REIT; and (2) as to which at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

     We do not expect that we will be a pension-held REIT. However, notwithstanding our current belief that we will not be a "pension-held REIT," no assurance can be given that we will not become a pension-held REIT in the future.

     If we were to become a pension-held REIT in the future and were to originate investments using debt, or otherwise were to engage in a transaction resulting in UBTI, determined as though we were a qualified pension plan, any qualified pension plan owning 10% or more of our shares, by value, would have a portion of its dividend income from us taxed as UBTI. Even if we were not a pension-held REIT, certain amounts received by a stockholder that is a tax-exempt entity may be treated as UBTI. See "Material Federal Income Tax Consequences."

OUR BOARD OF DIRECTORS MAY CHANGE CERTAIN OF OUR POLICIES WITHOUT STOCKHOLDER APPROVAL.

     Our charter provides that our primary purpose is to invest in a diversified portfolio of debt and debt-like interests in real estate and real estate related assets, although it does not set forth specific percentages of the types of investments we may make. Our Board of Directors determines our investment policies, as well as our financing and conflicts of interest policies. Although the Board of Directors has no present intention to do so, it can amend, revise or eliminate these policies at any time and from time to time at its discretion without a vote of the stockholders. A change in these policies could adversely affect our financial condition or results of operations or the market price of our common stock.

QUARTERLY RESULTS MAY FLUCTUATE AND MAY NOT BE INDICATIVE OF FUTURE QUARTERLY PERFORMANCE.

     Our quarterly operating results could fluctuate; therefore, you should not rely on past quarterly results to be indicative of our performance in future quarters. Factors that could cause quarterly operating results to fluctuate include, among others, variations in our investment origination volume, variations in the timing of prepayments, the degree to which we encounter competition in our markets and general economic conditions.

THERE IS NO PUBLIC MARKET FOR THE SERIES A PREFERRED STOCK.

     The Series A Preferred Stock is not listed on any securities exchange or included on any automated quotation system. The Series A Preferred Stock was initially issued in a private placement to LF Mortgage REIT, one of the participating securityholders named in this prospectus. No trading market in the Series A Preferred Stock has developed or is expected to develop absent a broad distribution of the Series A Preferred Stock. Any purchaser of Series A Preferred stock must be prepared to assume the risks of holding an illiquid security.

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                       RATIO OF EARNINGS TO FIXED CHARGES

                                                           THREE MONTHS                YEARS ENDED DECEMBER 31,
                                                           ENDED MARCH    ---------------------------------------------------
                                                             31, 2003       2002       2001        2000       1999     1998
                                                          -------------- ----------- --------- ---------- ---------- --------
     Ratio of earnings to combined fixed charges
          and preferred stock dividends(1)............         2.1x         1.8x       1.9x        1.9x     1.1x(2)    2.3x
     Ratio of earnings to fixed charges(1)............         2.5x         2.1x       2.3x        2.2x     1.4x(2)    2.3x

----------
(1) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and cumulative effect of changes in accounting principles plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations in the years presented.

(2) Includes the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to our November 1999 acquisition of the former external advisor to our company. Excluding the effect of this non-recurring, non-cash charge, our ratio of earnings to fixed charges and preferred stock dividends for the year ended December 31, 1999 would have been 2.0x and our ratio of earnings to fixed charges for that period would have been 2.5x.

                             SELECTED FINANCIAL DATA

     The following table sets forth our selected financial data on a consolidated historical basis. However, prior to March 1998, our structured finance operations were conducted by two private investment partnerships which contributed substantially all their structured finance assets to us in exchange for cash and shares of iStar Financial.

     Further, on November 4, 1999, we acquired TriNet, which increased the size of our operations, and also acquired its former external advisor. Operating results for the year ended December 31, 1999 reflect only the effects of these transactions subsequent to their consummation.

     Accordingly, the historical balance sheet information as of December 31, 1998, as well as the results of operations for us for all periods prior to and including the year ended December 31, 1999, do not reflect our current operations as a well capitalized, internally-managed finance company operating in the commercial real estate industry. Certain prior year amounts have been reclassified to conform to the 2002 presentation.



                                                                THREE MONTHS
                                                                   ENDED                FOR THE YEAR ENDED DECEMBER 31,
                                                                  MARCH 31,  ---------------------------------------------------
                                                                    2003       2002       2001       2000       1999      1998
                                                                 ---------   --------   --------   --------   --------  --------
OPERATING DATA:
Interest income                                                    $73,427   $255,631   $254,119   $268,011   $209,848  $112,914
Operating lease income                                              65,524    242,100    185,943    177,581     41,665    12,378
Other income                                                         4,329     27,993     31,057     17,927     12,900     2,708
                                                                 ---------   --------   --------   --------   --------  --------
           Total revenue                                           143,280    525,724    471,119    463,519    264,413   128,000
                                                                 ---------   --------   --------   --------   --------  --------

Interest expense(1)                                                 47,980    197,541    171,594    174,446     91,159    44,697
Operating costs-corporate tenant lease assets                        3,863     13,755     12,782     12,737      2,245         0
Depreciation and amortization                                       13,272     47,821     35,411     34,384     10,324     4,287
General and administrative                                           7,681     30,449     24,151     25,706      6,269     2,583
General and administrative-stock-based compensation                    823     17,998      3,574      2,864        412     5,985
Provision for loan losses                                            1,750      8,250      7,000      6,500      4,750     2,750
Advisory fees                                                            0          0          0          0     16,193     7,837
Costs incurred in acquiring former external advisor(1)                   0          0          0          0     94,476         0
                                                                 ---------   --------   --------   --------   --------  --------
Total costs and expenses                                            75,369    315,814    254,512    256,637    225,828    68,139
                                                                 ---------   --------   --------   --------   --------  --------
Income before equity in earnings from joint ventures and
    unconsolidated subsidiaries, minority interest and other items  67,911    209,910    216,607    206,882     38,585    59,861
Equity in (loss) earnings from joint ventures and unconsolidated
    subsidiaries                                                       (58)     1,222      7,361      4,796        235        96
Minority interest in consolidated entities                             (39)      (162)      (218)      (195)       (41)      (54)
Cumulative effect of change in accounting principle(3)                   0          0       (282)         0          0         0
                                                                 ---------   --------   --------   --------   --------  --------
Net income from continuing operations                               67,814    210,970    223,468    211,483     38,779    59,903
(Loss) income from discontinued operations                            (125)     3,583      5,299      3,155        107         0
Gain from discontinued operations                                      264        717      1,145      2,948          0         0
                                                                 ---------   --------   --------   --------   --------  --------
Net Income                                                          67,953    215,270    229,912    217,586     38,886    59,903
Preferred dividend requirements                                     (9,227)   (36,908)   (36,908)   (36,908)   (23,843)     (944)
                                                                 ---------   --------   --------   --------   --------  --------
Net income allocable to common shareholders and HPU holders(4)     $58,726   $178,362   $193,004   $180,678    $15,043   $58,959
                                                                 =========   ========   ========   ========   ========  ========
Basic earnings per common share(5)(6)                                $0.59      $1.98      $2.24      $2.11      $0.25     $1.40
                                                                 =========   ========   ========   ========   ========  ========
Diluted earnings per common share(5)(7)                              $0.58      $1.93      $2.19      $2.10      $0.25     $1.36
                                                                 =========   ========   ========   ========   ========  ========
Dividends declared per common share(8)                               $0.00      $2.52      $2.45      $2.40      $1.86     $1.14
                                                                 =========   ========   ========   ========   ========  ========



SUPPLEMENTAL DATA
Adjusted earnings allocable to common shareholders(9)(11)          $78,810   $277,736   $254,095   $230,371   $127,798    $ 65,949
EBITDA(10)(11)                                                     129,105   $471,443   $430,973   $420,508   $234,779    $116,778
Ratio of EBITDA to interest expense(12)                               2.69x      2.39x      2.51x      2.41x      2.58x       2.61x
Ratio of EBITDA to combined fixed charges(13)                         2.26x      2.01x      2.07x      1.99x      2.04x       2.56x
Ratio of earnings to fixed charges(14)                                2.46x      2.11x      2.32x      2.24x      1.43x       2.33x
Ratio of earnings to fixed charges and preferred stock
    dividends(14)                                                     2.06x      1.78x      1.91x      1.85x      1.13x       2.28x
Weighted average common shares outstanding-basic(15)                98,472     89,886     86,349     85,441     57,749      41,607
Weighted average common shares outstanding-diluted(15)             101,582     92,649     88,234     86,151     60,393      43,460
Cash flows from:
    Operating activities                                            51,999   $348,793   $293,260   $219,868   $119,625     $54,915
    Investing activities                                          (239,116)(1,149,070)  (349,525)  (193,805)  (143,911) (1,271,309)
    Financing activities                                           184,458    800,541     49,183    (37,719)    48,584   1,226,208
BALANCE SHEET DATA
Loans and other lending investments, net                         3,247,631 $3,050,342 $2,377,763 $2,227,083 $2,003,506  $1,823,761
Real estate subject to operating leases, net                     2,338,456  2,291,805  1,781,565  1,592,087  1,654,300     189,942
Total assets                                                     5,874,359  5,611,697  4,380,640  4,034,775  3,813,552   2,059,616
Debt obligations                                                 3,655,003  3,461,590  2,495,369  2,131,967  1,901,204   1,055,719
Minority interest in consolidated entities                           2,580      2,581      2,650      6,224      2,565          --
Shareholders' equity                                             2,112,687  2,025,300  1,787,778  1,787,885  1,801,343     970,728
SUPPLEMENTAL DATA
Total debt to shareholders' equity                                     1.7x       1.7x       1.4x       1.2x       1.1x        1.1x



EXPLANATORY NOTES:
-------------------------
(1) In connection with the adoption of FAS 145, effective January 1, 2003, extraordinary losses on the early extinguishment of debt of $12.2 million, $1.6 million and $0.7 million for the years ended December 31, 2002, 2001 and 2000, respectively, has been reclassified into interest expense.

(2) This amount represents a non-recurring, non-cash charge of approximately $94.5 million relating to the acquisition of the Company's formal external advisor in November 1999.

(3) Represents one-time effect of adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001.

(4) HPU holders are Company employees who purchased high performance common stock units under the Company's High Performance Unit Program.

(5) For the three months ended March 31, 2003, net income used to calculate earnings per basic and diluted common share excludes $485 and $472 of net income allocable to HPU holders, respectively.

(6) Prior to November 1999, earnings per common share excludes 1.00% of net income allocable to the Company's former class B shares. The former class B shares were exchanged for Common Stock in connection with the acquisition of TriNet and other related transactions on November 4, 1999. As a result, the Company now has a single class of Common Stock outstanding.

(7) For the three months ended March 31, 2003, net income used to calculate earnings per diluted common share includes joint venture income of $39.

(8) The Company generally declares common and preferred dividends in the month subsequent to the end of the quarter.

(9) Adjusted earnings represents net income to common shareholders computed in accordance with GAAP, before depreciation, amortization, gain (loss) from discontinued operations, extraordinary items and cumulative effect of change in accounting principle. For the year ended December 31, 2002, adjusted earnings excludes the $15.0 million non-cash charge related to the performance based vesting of restricted shares granted under the Company's long-term incentive plan. For the year ended December 31, 1999, adjusted earnings excludes the non-recurring, non-cash cost incurred in acquiring the Company's former external advisor. (See reconciliation in Item 7-- "Management's Discussion and Analysis of Financial Condition and Results of Operations").



                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------------------
                                                              2002        2001        2000        1999        1998
                                                            --------    --------    --------    --------    --------
                                                                                 (IN THOUSANDS)
Total Revenue.........................................      $525,724    $471,119    $463,519    $264,413    $128,000
Plus:  Equity in earnings from joint ventures and
unconsolidated subsidiaries...........................         1,222       7,361       4,796         235          96
Less:  General and administrative.....................       (30,449)    (24,151)    (25,706)     (6,269)     (2,583)
Less:  General and administrative-stock based
compensation..........................................        (3,048)     (3,574)     (2,864)       (412)     (5,985)
Less:  Provision for loan losses......................        (8,250)     (7,000)     (6,500)     (4,750)     (2,750)
Less:  Operating costs-corporate tenant lease assets..       (13,755)    (12,782)    (12,737)     (2,245)       ---
Less:  Advisory fees..................................         ---         ---         ---       (16,193)       ---
                                                            --------    --------    --------    --------    --------
EBITDA................................................      $471,444    $430,973    $420,508    $234,779    $116,778
                                                            ========    ========    ========    ========    ========


(10) EBITDA is calculated as total revenue plus equity in earnings from joint ventures and unconsolidated subsidiaries minus the sum of general and administrative expenses, general and administrative- stock-based compensation (excluding the non-cash charge related to the performance based vesting of restricted shares granted under the Company's long-term incentive plan for the year ended December 31, 2002), provision for loan losses, operating costs on corporate tenant lease assets and advisory fees.

(11) Each of adjusted earnings and EBITDA should be examined in conjunction with net income as shown in the Consolidated Statements of Operations. Neither adjusted earnings nor EBITDA should be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is either measure indicative of funds available to fund the Company's cash needs or available for distribution to shareholders. The Company's management believes that adjusted earnings and EBITDA more closely approximate operating cash flow and are useful measures for investors to consider, in conjunction with net income and other GAAP measures, in evaluating the commercial finance company that focuses on real estate lending and corporate tenant leasing; therefore, the Company's net income (determined in accordance with GAAP) reflects significant non-cash depreciation expense on corporate tenant lease assets. It should be noted that the Company's manner of calculating adjusted earnings and EBITDA may differ from the calculations of similarly-titled measures by other companies.

(12) The 1999 and 1998 EBITDA to interest expense ratios on a pro forma basis would have been 2.83x and 2.84x, respectively.

(13) Combined fixed charges are comprised of interest expense, capitalized interest, amortization of loan costs and preferred stock dividend requirements. The 1999 and 1998 EBITDA to combined fixed charges ratios on a pro forma basis would have been 2.23x and 2.44x, respectively.

(14) For the purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and cumulative effect of changes in accounting principles plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of the Company's rent obligations in the years presented. For 1999, these ratios include the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to the November 1999 acquisition of the former external advisor to the Company. Excluding the effect of this non-recurring, non-cash charge, the ratio of earnings to fixed charges for that period would have been 2.5x and the Company's ratio of earnings to fixed charges and preferred stock dividends would have been 2.0x.

(15) As adjusted for one-for-six reverse stock split effected by the Company on June 19, 1998.





                                 USE OF PROCEEDS

     The participating securityholders will receive all of the proceeds from selling the Series A Preferred Stock. See "Participating Securityholders." We will not receive any of the proceeds.

                          PARTICIPATING SECURITYHOLDERS

     This prospectus relates to the offer and sale for the accounts of the participating securityholders named below from time to time of an aggregate of up to 3,300,000 shares of Series A Preferred Stock, par value $0.001 per share. As described in "Plan of Distribution," shares also may be offered and sold under this prospectus by certain transferees of the persons named in the table below, who will be named in an applicable prospectus supplement.

                                                            NUMBER
                                                    OF SHARES OF SERIES A
                                                    PREFERRED STOCK OWNED         PERCENTAGE          SHARES BEING
PARTICIPATING SECURITYHOLDER                        PRIOR TO ANY OFFERING          OF CLASS             OFFERED
----------------------------                      -------------------------  ------------------- ---------------------
LF Mortgage REIT(1)                                         2,800,000               84.85%               2,800,000
Teachers Insurance and Annuity Association of
     America(2)                                               500,000               15.15%                 500,000

----------
(1) All of the voting stock of LF Mortgage REIT is held by LF Holding REIT. All of the voting stock of LF Holding REIT is held by Lazard Freres Real Estate Fund II L.P. (the "Fund"). The general partner of the Fund is Lazard Freres Real Estate Investors L.L.C., the managing member of which is Lazard Freres & Co. LLC. Each of these entities may be deemed to have "beneficial ownership" of the shares held by LF Mortgage REIT, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. The address of each of these entities is 30 Rockefeller Plaza, New York, NY 10020.

(2) The address of Teachers Insurance and Annuity Association of America is 730 Third Avenue, New York, NY 10017-3206.

     LF Mortgage REIT acquired its shares of Series A Preferred Stock in a private placement in December 1998. A portion of the purchase price for the shares was provided by cash from the sale to us by an affiliate of LF Mortgage REIT of a portfolio of real estate related assets. Teachers Insurance and Annuity Association of America acquired its shares from LF Mortgage REIT in a privately negotiated transaction in March 2003. We agreed to register the shares covered by this prospectus in connection with those transactions. We cannot assure you that the participating securityholders will sell any of their shares of Series A Preferred Stock. LF Mortgage REIT has agreed with us not to sell its shares pursuant to this prospectus without our consent prior to November 30, 2003.

                  CERTAIN RELATIONSHIPS BETWEEN THE COMPANY AND
                        THE PARTICIPATING SECURITYHOLDERS

     Matthew J. Lustig, who is president and a director of LF Mortgage REIT, currently serves as the designated representative of our Series A Preferred Stockholders on our Board of Directors. For so long as LF Mortgage REIT and certain of its affiliates (collectively, the "LF Parties") own at least 50.00% of the outstanding Series A Preferred Stock, the LF Parties have the right to designate one person as a nominee to our Board. We have agreed to use our best efforts to include the LF Parties' designee on the Audit and Compensation Committees of our Board. Mr. Lustig has agreed to resign from our Board if requested by LF Mortgage REIT.

                   DESCRIPTION OF THE SERIES A PREFERRED STOCK

     Our authorized capital stock consists of 30,000,000 shares of preferred stock, $0.001 par value, of which 3,300,000 shares are designated 9.50% Series A Cumulative Redeemable Preferred Stock, $0.001 par value, all of which were outstanding as of April 30, 2003.

SERIES A PREFERRED STOCK

     DIVIDENDS. Each share of Series A Preferred Stock entitles its holder to receive dividends out of any assets legally available for dividends, prior to and in preference to any declaration or payment of any dividend on any securities junior in dividend rights to the Series A Preferred Stock (other than dividends payable in the form of those junior securities) and on a parity with any securities that are designated to be on a parity with the Series A Preferred Stock. Dividends are payable when and as authorized by the Board of Directors and declared by us. Dividends on each share of Series A Preferred Stock accrue at the rate determined as described below on the liquidation value of $50.00 per share. The dividend on the Series A Preferred Stock is cumulative and is payable in cash in arrears on April 15, July 15, October 15 and January 15 of each year, to holders of record on March 31, June 30, September 30 and December 31 respectively, of each year. Dividends accrue whether or not they have been declared and whether or not there are profits, surplus or other funds legally available for the payment of dividends. To the extent that any dividend on the Series A Preferred Stock is not paid on a scheduled payment date, the dividend accumulates and compounds quarterly from that date at the then applicable dividend rate until the dividend is paid in full.

     We may not pay any dividends on any junior securities, other than dividends payable in the form of those junior securities, unless all accrued and unpaid dividends required to be paid on the Series A Preferred Stock as of the immediately prior scheduled dividend payment date have been paid in full. Likewise, we may not redeem, acquire or repurchase any junior securities, except as required to comply with the ownership transfer restriction provisions in our charter, unless we are current in our dividend payments on the Series A Preferred Stock.

     The dividend rate on the Series A Preferred Stock is currently 9.5% per year. On December 15, 2005, 2006 and 2007, the dividend rate will increase by 0.25% per year. If we fail to pay the full amount of accrued and unpaid dividends on four consecutive scheduled dividend payment dates, on the day after the fourth scheduled dividend payment date, the dividend rate will increase by 0.50% per annum. The maximum amount of the increase is 0.50% per annum. The increase in dividend rate will be effective as of the day after the last scheduled dividend payment date on which we paid the full required dividend. The increase in the dividend rate will remain in effect until the close of the business day on which the delinquent dividends are paid in full.

     The amount of dividends payable for any period shorter or longer than a full quarterly period shall be computed on the basis of twelve 30-day months and a 360-day year.

     LIQUIDATION, DISSOLUTION OR WINDING UP; MERGERS, CONSOLIDATIONS AND ASSET SALES. If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of Series A Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to our stockholders after payment of any liquidation values of any securities senior in liquidation rights to the Series A Preferred Stock and before any securities junior in liquidation rights to the Series A Preferred Stock.

     If, upon any such liquidation, dissolution or winding up our remaining assets available for distribution to our stockholders are insufficient to pay the holders of Series A Preferred Stock and all other classes or series of stock ranking equal to it with respect to liquidation the full amount to which they are entitled, the holders of Series A Preferred Stock, together with holders of the equally preferenced stock, will share ratably (based on their relative liquidation values) in any distribution of our remaining assets and funds.

     Our voluntary consolidation or merger into another entity, if it results in the exchange of the Series A Preferred Stock for securities of the other entity, or the sale of all or substantially all of our assets, is not a liquidation or dissolution with respect to the Series A Preferred Stock unless:

     1. The asset sale is in connection with the dissolution or winding up of our business;

     2. We are not the surviving entity and any holders of junior securities receive cash (other than in payment for fractional shares), notes, debentures, other indebtedness or preferred stock that ranks equal to the Series A Preferred Stock in liquidation or dividend preference; or

     3. We are not the surviving entity and the holders of the Series A Preferred Stock do not receive preferred stock of the surviving entity that has terms (including liquidation and dividend preference) that are no worse than the terms of the Series A Preferred Stock.

     VOTING RIGHTS. Except as otherwise provided below, holders of Series A Preferred Stock are not entitled to vote.

     We will not alter, amend or repeal the preferences, special rights or other powers of the Series A Preferred Stock, without the written consent or affirmative vote of holders of a majority of the then outstanding shares of Series A Preferred Stock.

     If we fail to pay a full dividend within 30 days after a scheduled dividend payment date, the holders of Series A Preferred Stock will be entitled to elect one director to the Board of Directors, increasing the size of the Board of Directors. If we fail to pay full dividends on any six consecutive dividend payment dates, the holders of Series A Preferred Stock will be entitled to elect a second director, increasing the size of the Board of Directors again. Any directors elected in this manner or their successors will serve until the date on which all delinquent dividends, including compounded dividends, are paid in full.

     The majority of the holders of Series A Preferred Stock may elect a director at a special or annual shareholder meeting or by written consent. After receiving a written request from the majority of the holders of Series A Preferred Stock, one of our appropriate officers will call a special meeting of shareholders at which the election of a director will be conducted. The special meeting will be held at the earliest permissible date at our main offices or at another place chosen by the holders of Series A Preferred Stock. If the special meeting has not been timely held after notice has been given to our officer by the holders of Series A Preferred Stock, those holders may hold the special meeting of shareholders at our expense. If the notice is given by hand or by overnight courier, we will have 15 days after that notice was given to hold the meeting. If the notice was given by mail, we will have 20 days after the notice was given to hold the meeting. If we are subject to the proxy solicitation rules of the Securities Exchange Act of 1934, the 15 and 20 day periods will be increased to 120 and 125 days respectively. The holders of Series A Preferred Stock will be given access to our stock record books for the purpose of calling the meeting.

     At any meeting or at any adjournment of a meeting at which the holders of the Series A Preferred Stock have the right to elect directors, the presence, in person or by proxy, of the holders of a majority of the Series A Preferred Stock is required to constitute a quorum for the election or removal of any director by those holders. The affirmative vote of the holders of a majority of the Series A Preferred Stock represented in person or proxy at that meeting is required to elect or remove any of those directors.

     OPTIONAL REPURCHASE. From and after December 31, 2003, we will have the right to repurchase and redeem all or any part of the Series A Preferred Stock outstanding for a price per share equal to the liquidation value of the shares to be repurchased plus all unpaid dividends that have been declared, accumulated or accrued, including any compounded dividends to the date of the repurchase. After we have repurchased 74% of the total number of shares of Series A Preferred Stock issued originally, we must repurchase all remaining outstanding shares of Series A Preferred Stock if any are repurchased. Any repurchase of Series A Preferred Stock must be made pro rata among all holders of Series A Preferred Stock and must be for at least $10 million in liquidation value or the liquidation value of the remaining Series A Preferred Stock then outstanding (whichever is less).

     All holders of record of Series A Preferred Stock will be given written notice of the repurchase and the date and place for the repurchase not less than 30 days nor more than 60 days prior to the date scheduled for the repurchase. We have the right to revoke the notice of the repurchase at any time prior to the designated date for the repurchase. On or before that date, each holder of Series A Preferred Stock will surrender that holder's certificates representing the Series A Preferred Stock to us at the place designated in the notice, and on the later of the date for the repurchase and the date the certificates are surrendered, will receive the payment to which it is entitled.

     On the date scheduled for the repurchase, provided that we have deposited the funds necessary to effect the repurchase, all rights with respect to the Series A Preferred Stock, including the right to receive notices and vote (if those rights exist at the time), will terminate, except for the right of the holders to receive the repurchase price.

     OPTIONAL REDEMPTION BY THE HOLDERS OF SERIES A PREFERRED STOCK. In the event of a "change of control," (as described below), and upon the election by holders of a majority of the then outstanding Series A Preferred Stock, each holder of Series A Preferred Stock has the right to have us redeem all, but not less than all, of the Series A Preferred Stock held by the holder on the date of the change of control for a price per share equal to the liquidation value of the stock plus all unpaid dividends that have been declared, accumulated or accrued, including any compounded dividends, to the date scheduled for the redemption.

     If a change of control has occurred, we must give prompt written notice of the change of control, describing in reasonable detail its definitive terms and date of consummation, to each holder of Series A Preferred Stock no later than five business days after the date of the change of control. The notice must also specify a date on which the redemption is to occur, which must be no earlier than 30 days after the notice is mailed or the date the change of control is to be completed (whichever is later). After receiving the notice, the holders of the Series A Preferred Stock have 20 days to elect by written notice to us to have us redeem the stock. If we do not receive from the holders of at least a majority the Series A Preferred Stock outstanding notice of their election to require redemption within the 20 day period, no Series A Preferred Stock will be repurchased by us, and the holders of the Series A Preferred Stock will no longer have the right to require redemption of their stock because of the change of control of which they were notified.

     If a majority of holders of the Series A Preferred Stock elect to require us to redeem their stock, all shares of Series A Preferred Stock will be redeemed for cash upon the surrender of certificates representing that stock. On the date scheduled for the redemption, provided that we have deposited funds sufficient to make the redemption, all rights with respect to the Series A Preferred Stock except for the right to receive the redemption payment will cease, including the rights to receive notices and vote (if those rights exist at the time). If a proposed change of control is not completed, all elections to require redemption of the Series A Preferred Stock in connection with the change of control will automatically be rescinded.

     A "change of control" means the occurrence of one or more of the following events that is not approved by our Board of Directors prior to the occurrence of the event:

     1.   Any "person" or "group" (as defined in the Securities Exchange Act of
          1934), other than SOFI-IV SMT Holdings, L.L.C. and its affiliates
          (and their direct or indirect general partners and affiliates) obtains beneficial ownership of a majority of the shares eligible to vote on matters generally to be voted upon by our shareholders; provided that if, after the event has occurred, the current controlling shareholders or their affiliates will retain the power to elect or designate for election a majority of our Board of Directors, a change of control will not be deemed to have occurred.

     2. Any sale, lease, exchange or other transfer, in one transaction or a series of related transactions, of all or substantially all of our assets to any person or group other than the entities named above.

     OTHER PROVISION. The Series A Preferred Stock is subject to the provisions of our charter, including the restrictions on ownership and transfer of shares of our stock. Generally, to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. The Internal Revenue Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under our charter, no person may own more than 9.8% of the outstanding shares of stock, with some exceptions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our preferred stock is Equiserve Trust Company, N.A.

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                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     THE FOLLOWING IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES ANTICIPATED TO BE MATERIAL TO AN INVESTOR IN iSTAR FINANCIAL. THIS SUMMARY IS BASED ON CURRENT LAW. YOUR TAX CONSEQUENCES RELATED TO AN INVESTMENT IN iSTAR FINANCIAL MAY VARY DEPENDING ON YOUR PARTICULAR SITUATION AND THIS DISCUSSION DOES NOT PURPORT TO DISCUSS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A HOLDER OF OUR SECURITIES IN LIGHT OF HIS OR HER PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO HOLDERS OF OUR SECURITIES SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS, EXCEPT TO THE EXTENT DISCUSSED UNDER THE HEADINGS "--TAXATION OF TAX-EXEMPT STOCKHOLDERS" AND "--TAXATION OF NON-U.S. STOCKHOLDERS." INVESTORS SUBJECT TO SPECIAL TREATMENT INCLUDE, WITHOUT LIMITATION, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS, INVESTORS HOLDING SECURITIES AS PART OF A CONVERSION TRANSACTION, OR A HEDGE OR HEDGING TRANSACTION OR AS A POSITION IN A STRADDLE FOR TAX PURPOSES, FOREIGN CORPORATIONS OR PARTNERSHIPS, AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION, THE SUMMARY BELOW DOES NOT CONSIDER THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS THAT MAY BE APPLICABLE TO YOU AS A HOLDER OF OUR SECURITIES.

     The information in this summary is based on the Internal Revenue Code of 1986, as amended, current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment or the tax consequences contained in this summary, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF: (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES; (2) OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES; AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF iSTAR FINANCIAL--GENERAL

     We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December
31, 1998. We believe that we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code and we intend to continue to be organized and operate in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify."

     In the opinion of Clifford Chance US LLP, commencing with our taxable year ended December 31, 1998, iStar Financial was organized and has operated in conformity with the requirements for qualification as a REIT, and its present and proposed method of operation, as represented by iStar Financial, will enable it to meet the requirements for qualification as a REIT under the Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by us as to factual matters (including our representations concerning our business and properties as set forth in this prospectus and one or more factual certificates provided by our officers). The opinion is expressed as of its date and Clifford Chance US LLP has no obligation to advise of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below, the results of which will not be reviewed by Clifford Chance US LLP. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See "--Failure to Qualify." An opinion of counsel is not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge our eligibility for taxation as a REIT.

     The sections of the Internal Revenue Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

     Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to federal income taxation as follows:

     - We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

     - We may be subject to the "alternative minimum tax" on items of tax preference, if any.

     - If we have: (1) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

     - We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

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

     - If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to: (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test; multiplied by (2) a fraction intended to reflect our profitability.

     - We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of: (1) 85% of our ordinary income for the year; (2) 95% of our real estate investment trust capital gain net income for the year; and (3) any undistributed taxable income from prior periods.

     - If we acquire an asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset within the ten-year period beginning on the date on which we acquired the asset, then we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent: (1) the fair market value of the asset; over (2) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will refrain from making an election under Treasury regulation Section 1.337(d).7T, so we will be treated in this manner on our tax return for the year in which we acquire an asset from a C Corporation.

     - We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

     - We will be subject to a 100% tax on any "redetermined rents," "redetermined deductions" or "excess interest". In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a "taxable REIT subsidiary" of our company to any of our tenants. See "REIT Subsidiaries." Redetermined deductions and excess interest represent amounts that are deducted by our taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's length negotiations.


REQUIREMENTS FOR QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST

GENERAL

     The Internal Revenue Code defines a REIT as a corporation, trust or association:

     (1)  that is managed by one or more trustees or directors;

     (2) that issues transferable shares or transferable certificates to its owners;

     (3) that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

     (4) that is not a financial institution or an insurance company under the Internal Revenue Code;

     (5)  that is owned by 100 or more persons;

     (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities, during the last half of each year; and

     (7) that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

     The Internal Revenue Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition
(6), tax-exempt entities are generally treated as individuals, subject to a "look-through" exception for pension funds.

     Our Charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

     In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

OWNERSHIP OF A PARTNERSHIP INTEREST

     The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

QUALIFIED REIT SUBSIDIARIES

     A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Internal Revenue Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests described below.

INCOME TESTS

     We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of gross receipts or sales.

     Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we made the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

     We may make loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

     We may employ, to the extent consistent with the REIT provisions of the Code, forms of securitization of our assets under which a "sale" of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a "sale" securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. We may elect to conduct certain of our securitization activities, including such sales, through one or more taxable subsidiaries, or through qualified REIT subsidiaries, formed for such purpose. To the extent consistent with the REIT provisions of the Code, such entities could elect to be taxed as real estate mortgage investment conduits or financial asset securitization investment trusts.

     Lease income we receive will qualify as "rents from real property" only if the following conditions are met:

     - The amount of lease income may not be based in whole or in part on the income or profits of any person. "Rents from real property" may, however, include lease income based on a fixed percentage of receipts or sales.

     - Lease income received from a tenant will not qualify as "rents from real property" if iStar Financial, or an actual or constructive owner of 10% or more of iStar Financial, actually or constructively owns 10% or more of such tenant.

     - Lease income attributable to personal property leased in connection with a lease of real property is less than 15% of the total lease income received under the lease.

     - We generally may not render services to tenants of the property, other than through an independent contractor from whom we derive no revenue. We may, however, provide services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, we may provide a de minimis amount of non-customary services. Finally, we may provide certain non-customary services to corporate tenants through a "taxable REIT subsidiary."

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

     - our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

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

     - we attach a schedule of the sources of our income to our federal income tax return; and

     - any incorrect information on the schedule was not due to fraud with the intent to evade tax.

     It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in "--Taxation of iStar Financial--General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

FORECLOSURE PROPERTY

     Net income realized by us from foreclosure property would generally be subject to tax at the maximum federal corporate tax rate (currently 35%). Foreclosure property means real property and related personal property that: (1) is acquired by us through foreclosure following a default on a lease of such property or a default on indebtedness owed to us that is secured by the property; and (2) for which we make an election to treat the property as foreclosure property.

PROHIBITED TRANSACTION INCOME

     Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. Prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Internal Revenue Code provides standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

HEDGING TRANSACTIONS

     We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

ASSET TESTS

     At the close of each quarter of each year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, of the investments included in the 25% asset class and, except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except in the case of the 10% value test, certain "straight debt" securities). Fourth, not more than 20% of the value of our total assets may be represented by securities in one or more taxable REIT subsidiaries.

     We expect that any real property and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of "real estate assets." Mortgage loans will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

     The asset tests must be satisfied not only on the last day of the calendar quarter in which we acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of the quarter. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

ANNUAL DISTRIBUTION REQUIREMENTS

     To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of: (1) 90% of our "REIT taxable income"; and (2) 90% of our after tax net income, if any, from foreclosure property; minus (3) the excess of the sum of certain items of non-cash income over 5% of our "REIT taxable income". In general,"REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction.

     We are required to distribute income in the taxable year in which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment following such declaration. Except as provided in "--Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our "REIT taxable income," we will be subject to tax at regular corporate tax rates.

     From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 90% of our capital gain income for the year, and any undistributed taxable income from prior periods.

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RECORDKEEPING REQUIREMENTS

     We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

FAILURE TO QUALIFY

     If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, distributions to our stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Internal Revenue Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

     When we use the term "U.S. stockholder," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

     -    a citizen or resident of the United States;

     - a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

DISTRIBUTIONS GENERALLY

     Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will generally be taxable to our U.S. stockholders as ordinary income. For this purpose, our earnings and profits will be allocated first to our outstanding preferred shares, and then to our outstanding common shares. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

     Under recently enacted legislation, certain dividends paid by us out of our current or accumulated earnings and profits may be taxable at the lower capital gains tax rates. See discussion below in "--Recent Legislation."

     To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Return of capital distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year.

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Dividends we declare in October, November, or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we pay the dividend in January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

CAPITAL GAIN DISTRIBUTIONS

     Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a maximum rate of 15% or 25% based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

RETENTION OF NET CAPITAL GAINS

     We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

     - include their proportionate share of our undistributed net capital gains in their taxable income;

     -    receive a credit for their proportionate share of the tax paid by us;
          and

     - increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS

     Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

DISPOSITIONS OF STOCK

     If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

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BACKUP WITHHOLDING

     We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity, provided that the shares of the REIT are not otherwise used in an unrelated trade or business. Based on that ruling, provided that a tax-exempt stockholder has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

     For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

     -    is described in Section 401(a) of the Internal Revenue Code;

     -    is tax-exempt under Section 501(a) of the Internal Revenue Code; and

     -    holds more than 10%, by value, of the interests in the REIT.

     Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

     A REIT is a "pension held REIT" if:

     - it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

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     -    either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

     The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

     - the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

     -    the total gross income of the REIT.

     A DE MINIMIS exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our Charter, we do not expect to be classified as a "pension-held REIT."

EXCESS INCLUSION INCOME:

     A portion of our net income attributable to assets financed through our STARs(SM) program (and, therefore, a portion of the dividends payable by us) may be treated as Excess Inclusion income from a REMIC residual interest, which may constitute unrelated business taxable income to a tax-exempt stockholder. These amounts have historically been immaterial and we expect that they will be immaterial in the future. Prospective stockholders should consult their own tax advisors regarding the federal income tax consequences to them of incurring Excess Inclusion income.

TAXATION OF NON-U.S. STOCKHOLDERS

     The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "Non-U.S. stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

     PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the Non-U.S. stockholder's conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. stockholder unless: (1) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. stockholder with us; or (2) the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

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     Any portion of the dividends paid to Non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of the our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of Non-U.S. stockholders.

     Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. stockholder's stock, such distributions will give rise to tax liability if the Non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. stockholder that is a corporation. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the Non-U.S. stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by Non-U.S. persons. Although we currently believe that we are a "domestically controlled REIT," because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." Even if we do not qualify as a "domestically controlled REIT," a Non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of his stock under FIRPTA if the shares are traded on an established securities market. If we did not qualify as a domestically controlled REIT and a Non-U.S. stockholder does not qualify for the above exception, amounts realized by such Non-U.S. stockholder upon a sale of our stock generally would be subject to withholding under FIRPTA at a rate of 10%.

     Gain not subject to FIRPTA will be taxable to a Non-U.S. stockholder if:
(1) the Non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or
(2) the Non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for

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183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the Non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of Non-U.S. corporations).

STATE, LOCAL AND FOREIGN TAXATION

     We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

RECENT LEGISLATION

     On May 28, 2003, the President signed into law a bill, referred to herein as the Bill, that provides for the taxation of "qualified dividend income" at capital gains rates, the maximum such rate which, in the case of individuals, was reduced to 15% under the Bill. "Qualifying dividend income" generally includes dividends received from domestic corporations and from certain "qualified foreign corporations." Additionally, qualified dividend income will qualify as "net investment income" under Section 163(d)(4) of the Code only to the extent that an election to treat it as such is made.

     Under the Bill, dividends (other than capital gain dividends) received from a REIT are only subject to the lower capital gains rates to the extent the REIT has "qualifying dividend income" for the taxable year in which the dividend was paid, and designates such dividends as qualifying for such capital gains rate tax treatment. "Qualifying dividend income" of a REIT, for this purpose, means the sum of (i) the excess of the REIT's "real estate investment trust taxable income" for the preceding year, over the tax payable by the REIT on such income, and (ii) the excess of the income of the REIT subject to the built-in gain tax (under the regulation under Section 337(d) of the Code), over the tax payable by the REIT on any such income.

     The provisions in the Bill relating to the taxation of dividends are generally effective for taxable years beginning after December 31, 2002, and, in the case of a REIT, which respect to taxable years ending after December 31, 2002; and the provisions relating to the lowering of the capital gains tax rate are generally effective for taxable years ending after May 6, 2003. The provisions of the Bill shall cease to apply to taxable years beginning after December 31, 2008.

     REITs are tax-advantaged relative to regular C corporations because they are not subject to corporate-level federal income tax on income that they distribute to stockholders. The Bill could decrease this tax advantage of a REIT relative to a regular C corporation, because, under the Bill, part or all of the dividends received by a stockholder from the regular C corporation may be subject to a reduced level of federal income tax. It is not possible to predict what effect the Bill may have on the value of REIT shares.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

     The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

                              PLAN OF DISTRIBUTION

     We are registering the securities on behalf of the participating securityholders and we will bear all costs, expenses and fees in connection with the registration of the securities. As used herein, "participating securityholder" includes donees and pledgees selling securities received from a named participating securityholder after the date of this prospectus, as well as certain other transferees contemplated by the investor rights agreement among us, LF Mortgage REIT and certain other parties. Brokerage commissions and similar selling expenses, if any, attributable to the sale of securities will be borne by the participating securityholders. Except as may be set forth in any prospectus supplement, each participating securityholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of securities by a participating securityholder.

     The participating securityholders may effect such transactions by selling securities directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the participating securityholders and/or the purchasers of securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The participating securityholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions

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under the Securities Act. We have agreed to indemnify the participating securityholders against certain liabilities, including liabilities arising under the Securities Act. The participating securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act. Brokers' commissions and dealers' discounts, taxes and other selling expenses to be borne by the participating securityholders are not expected to exceed normal selling expenses.

     Because the participating securityholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the participating securityholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. The registration of the securities under the Securities Act shall not be deemed an admission by the participating securityholders or by us that the participating securityholders are underwriters for purposes of the Securities Act of any securities offered pursuant to this prospectus.

     Upon our being notified by a participating securityholder that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing: (1) the name of the participating securityholder and of the participating broker-dealer(s); (2) the number of securities involved; (3) the price at which such securities were sold; (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and (5) other facts material to the transaction. In addition, upon our being notified by a participating securityholder that a donee or pledgee intends to sell more than 500 shares of common stock or warrants, a supplement to this prospectus will be filed.

     The securities may be sold or distributed in a variety of ways, including:

     1. Block trades (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     2. Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.

     3. Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     4.   Sales in the over-the-counter market.

     5.   Through short sales of securities or the writing of options.

     6.   In hedge transactions or in settlement of other transactions.

     7. Pro rata distributions in the ordinary course of business or as part of the liquidation and winding up of the affairs of the participating securityholders.

     8.   Privately negotiated transactions.

     9.   In the case of sales by LF Mortgage REIT, underwritten offerings.

     10.  Through any combination of the above methods of sale.

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     The participating securityholders may from time to time deliver all or a portion of the securities to cover a short sale or sales or upon the exercise, settlement or closing of a call equivalent position or a put equivalent position.

     The shares may be sold at a fixed offering price, which may be changed, or at the market prices prevailing at the time of sale, or at negotiated prices.

     Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the securities offered by this prospectus may not simultaneously engage in market making activities with respect to the securities during any applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the participating securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 101, 102, 103 and 104, which provisions may limit the timing of purchases and sales of securities by the participating securityholder.

     Securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a participating securityholder may devise, gift or otherwise transfer the securities by means not described herein, in which event such transfer will not be pursuant to this prospectus.

                                  LEGAL MATTERS

     Clifford Chance US LLP, 200 Park Avenue, New York, New York 10166, will pass upon the validity of the securities we are offering by this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference in this prospectus the following documents which we have previously filed with the Securities and Exchange Commission under the File Number 1-10150:

     (1)  Annual Report on Form 10-K for fiscal year ended December 31, 2002.

     (2)  Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

     (3) Current Reports on Form 8-K dated March 5, 2003, March 11, 2003, March 14, 2003, March 27, 2003 (except Item 9), April 9, 2003, April 14,
          2003, April 24, 2003 (except Item 9), May 8, 2003, May 13, 2003, May
          14, 2003 (except Item 9) and May 16, 2003.

     (4)  Definitive Proxy Statement dated April 21, 2003.

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     Whenever after the date of this prospectus we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

     We will provide to each person to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this information at no cost to the requestor upon written or oral request addressed to iStar Financial Inc., 1114 Avenue of the Americas, New York, New York 10036, attention: Investor Relations Department (Telephone: (212) 930-9400).

                               INFORMATION WE FILE

     We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov.

Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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